

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2011

Via Email
Mr. Jacques P. Vachon
AbitibiBowater, Inc.
111 Duke St.
Montréal, PQ
Canada
H3C 2M1

>   **Re: AbitibiBowater, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed on December 15, 2011**
>   **File No. 333-178518**

Dear Mr. Vachon:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the language "is not complete" from the cover page of your prospectus. Please see question I.E.2. of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

2. Although the requirement to deliver a final prospectus has been eliminated for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that AbitibiBowater will satisfy

its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

3. The filing persons appear to be relying on the "Tier II" exemption set forth in Rule 14d-1(d). Please outline the facts you believe support your ability to rely on such exemption, inclusive of information regarding U.S. ownership and when and how such data was determined. Refer generally to Exchange Act Release 33-8957 (October 9, 2008).

Questions and Answers, page 1

How & when is the Board of Directors…, page 4

4. Please provide updated information disclosing Fibrek's Board of Directors rejection of your offer.

Conditions of the Offer, page 43

5. Refer to the second bullet point on this page and the second bullet point in the definition of "Material Adverse Effect." You disclose that a material adverse effect could include a condition, event or circumstance, etc., which could reasonably be expected to "make [the offer] inadvisable for [you]…" and/or inadvisable to take up and pay for Fibrek Shares tendered. The circumstances in which this condition could be triggered appear to be overly broad and incapable of objective verification. Please revise the cited condition to further define the scope of what could reasonably be considered "inadvisable" or remove the reference. Refer generally to Section 14(e).

6. You may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase "regardless of the circumstances giving rise to such conditions (including without limitation any action or inaction) purports to allow you to assert an offer condition even when the condition is "triggered" by your own inaction. Please revise in accordance with our position.

7. Refer to the final paragraph of this section. Depending on the materiality of a waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Market Purchases, page 51

8. The bidders and its affiliates reserved the right to "acquire or cause an affiliate to acquire beneficial ownership of Fibrek Shares by making purchases through the facilities of TSX" at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Laws. Please revise to explain the limitations set forth by

"applicable Laws." Also, please provide us with an analysis of how any such purchases would comply with the requirements of Rule 14e-5.

Closing Comments

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,
/s/ Mellissa Campbell Duru
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

cc: Toby S. Myerson, Esq.
       Edwin S. Maynard, Esq.
       Scott P. Grader, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison LLP